Acquisition and Merger Agreement Between Hebei Tianren Chemical Corporation and Spur Ventures Inc.

Spur Ventures Inc., a British Columbia company, having its office at Suite 2684, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1L3 (hereinafter called "Spur") Legal Representative: Robert J. Rennie (CEO of Spur) of Canadian nationality Of The First Part; and

Hebei Tianren Chemical Corporation (河北天人化工股份有限公司), a Chinese company, having an office at East Section, Jianshe Road, Haigang District, Qinhuangdao, Hebei, China 066003 (中国河北省秦皇岛市海港区建设大街东段 邮政编码：066003) (hereinafter called "Tianren") Zhai Jidong, Authorized Representative， Chinese Nationality Of The Second Part.

Whereas Tianren and Spur have been working under a 6-month term Confidentiality Agreement signed on November 2, 2004 and a Memorandum of Understanding signed on November 24, 2004 in respect of a possible merger (the "Merger") of the Spur and Tianren fertilizer mining, production, marketing and distribution organizations in China;

Whereas both acknowledge that it is the intention that the businesses of Tianren and Spur shall be completely merged together and Tianren will become an important shareholder of Spur. It is the express intention of the parties that all businesses acquired by either party after the Merger will be transferred to,

conducted under and owned by Spur in order to maximize the share value of Spur;

Whereas after the Merger, Tianren and Spur shall make changes to Spur's board of directors and management as described in this agreement (the "Agreement"). The new management shall devote itself to the long and stable development of Spur, to making Spur one of the fastest growing public companies in the international stock market, and to accelerating the process of graduating from the TSX Venture Exchange ("TSXV") to the Toronto Stock Exchange; and

Now Tianren and Spur, on this 29th day of June 2005 in Beijing, China confirm that they will formally proceed with the planned Merger on the basis of the terms set out in this Agreement.

1. The Merger

Spur and Tianren agree to the Merger as set forth under the heading "Phase One – Merger" of their fertilizer mining, production, marketing and distribution organizations in China for the purpose of becoming the leading fully integrated fertilizer company in China. Management of the merged operations will then use commercially reasonable efforts to accomplish the goals set forth under the heading "Phase Two – Future Growth Strategy" below:

Phase One – Merger

The Merger will occur as follows:

1. Spur will, subject to the terms of this Agreement, purchase Tianren's percentage interest and equity contribution ("Tianren Equity Holdings") in the following companies (the "Four Companies") as described below:

Company Name	**Tianren Ownership Percentage and Equity Contribution (1) in each of the Four Companies**	**Total Assets (RMB) (Dec 31, 2004)**	**Total Liabilities (RMB) (Dec 31, 2004)**
Tianding Chemical Company *(Qinhuangdao Tianding)*, Qinhangdao, Hebei Province	75% ¥15,000,000	76, 098, 494.02	52, 297, 273.66
Xinjiang Tianren Chemicals Ltd., Xinjiang Uigur Autonomous Region	51% ¥12,750,000	79, 189, 011.90	52, 617, 690.60
Tianren Agricultural Franchise Company ** (Hebei Tianren Distribution)	80% ¥16,000,000	517, 596, 395.88	496, 814, 470.20
Hubei Yichang Tianlong Industry Company *(Yichang Tianlong)* Hubei Province	60% ¥12,000,000	25, 946, 053.15	4, 433, 357.80

(1) The equity contribution expressed in ¥ (yuan) in respect of a company named in the table represents the amount of the equity contribution made by or on behalf of Tianren in respect of such company. Each specified percentage interest represents Tianren's ownership interest in the particular company.

** Tianding Chemical Company *(Qinhuangdao Tianding)*, Qinhuangdao, Hebei Province holds additional 20% of the Tianren Agricultural Franchise Company (Hebei Tianren Distribution).

The Four Companies' subsidiaries, operating entities and contractual arrangements (the "Subsidiary Group") form part of the interest being acquired by Spur in its purchase of the Tianren Equity Holdings.

2. In consideration for receipt by Spur of the Tianren Equity Holdings and other benefits under this Agreement, Spur

will issue the Spur Shares to Tianren as set forth under the heading "Spur Shares".

3. A new company ("Spur China") will be established to operate Spur's interests acquired pursuant to this Agreement, Spur's existing operations in China and future acquisitions in China. Spur China will set up an office independent from the current Qinhuangdao-based headquarters in China and will be managed by the persons as described under the heading "Merger Process" including the Proposed Management (as defined below).

4. Those members of the existing Tianren management who are identified as prospective management of Spur China ("Proposed Management") as described under the heading "Merger Process", will agree to become part of the management of Spur China and to devote 100% of their time to Spur China. The Proposed Management will enter into employment agreements with Spur China which agreements will contain standard clauses, including confidentiality clauses and clauses restricting the Proposed Management and other key employees from directly or indirectly engaging or assisting in business activities which could be in conflict with or in competition with Spur China. The parties acknowledge that competition by any of Tianren, existing Tianren management or key employees with any of the current or proposed operations of Spur and Spur China will be highly prejudicial to Spur and Spur China. Therefore Tianren agrees to cause its existing management and other key principals to enter into

agreements with Spur prohibiting competition in any manner with Spur and Spur China for periods of up to three years from the date of this Agreement, which agreements shall be in compliance with, and enforceable under, applicable law regarding these types of provisions.

5. The existing Tianren management shall, to demonstrate their ongoing commitment to Spur and Spur China, immediately after signing this Agreement use their reasonable best efforts prior to the Closing of this Merger to:

   a. work to increase, but at a minimum maintain, the profitability of the Four Companies at the level described in the financial information respecting the Four Companies for the financial year ended December 31, 2004 and for the three month financial period ended March 31, 2005 as presented to Spur by Tianren (the "Tianren Financial Statements") and attached as Appendix "A" to this Agreement,

   b. assist in Yichang Spur Chemicals Ltd.'s ("YSC") evolution to full production with the objective of making YSC profitable, including by assisting in the purchase of sulphuric acid at a more favourable cost to YSC, streamlining the production process and lowering general and administrative expenses,

   c. assist in the transfer of the two mining licenses for the Dianziping and Shukongping deposits from Yichang

Phosphorus Chemicals Company Group Limited to Yichang Maple Leaf Chemicals Ltd. ("YMC"),

d. cooperate in the joint purchase by Tianren and Spur or Spur China of raw materials, and

e. expedite the commencement by Spur of phosphate mining at Yichang by YMC.

6. Each party shall, and shall require those of their management, employees and agents who will have access to confidential information respecting the other party to, enter into confidentiality agreements respecting the information to be exchanged pursuant to this Agreement.

Phase Two – Future Growth Strategy

Spur will continue its growth in China through either acquisitions or greenfield projects in order to implement its strategy to become the most profitable producer and marketer of fertilizers in China.

The Proposed Management shall use their best efforts to contribute to the long-term and stable development of Spur China in order to make Spur China the leading integrated fertilizer enterprise in China.

To assist Spur China in reaching its goal of becoming the leading enterprise in integration and production in the Chinese fertilizer industry, the Proposed Management agrees to provide powerful support to the decision-making by Spur China and

Spur's board of directors (the "Spur Board"), and, in particular, to the formulation of a plan for the acquisition by Spur China of raw material and production bases in China.

The first priority for Spur China and the Spur Board will be:

1. To acquire those enterprises which would allow for further integration of the Four Companies with other fertilizer producing and raw material manufacturing enterprises in Hebei Province.

Other strategic targets for growth could include:

2. Enterprises in Hubei Province with phosphorus resources,
3. Enterprises in Yunnan and Guizhou Provinces with phosphorus resources,
4. Enterprises in China's northwest area with potash resources, and
5. Non-performing assets from banks to be sold by China Xinda Assets Management Company,

or other similar acquisitions as they become available and which are of interest to Spur.

2. Spur Shares

Subject to the terms of this Agreement, Spur will issue to Tianren 15,512,516 common shares of Spur (the "Spur Shares") in consideration for the purchase of the Tianren Equity

Holdings from Tianren. The Spur Shares shall not be subject to any restrictions on resale save a twenty-four month hold period of which four months and a day are required by applicable Canadian securities legislation, any restrictions imposed by the TSXV and any restriction on resale of shares of Spur that may be imposed on major shareholders and directors and officers of Spur as a condition in any future financing.

The Spur Shares to be issued to Tianren in accordance with this Article will equal 28% of the undiluted issued and outstanding shares of Spur as at the date of this Agreement. The Spur Shares shall be held by Spur's transfer agent, Computershare Trust Company of Canada ("Computershare"), until the expiry of the last of the hold periods referred under this heading at which time they shall be released by Computershare.

3. Board of Directors of Spur

On the successful completion of Phase One and subject to approval of the TSXV, Messrs. Wu, Sihai (President of the International Fertilizer Industry Association) and Zhai, Jidong (CEO of Qinhuangdao Huaying Phosphoric Acid Co. Ltd.), being of sufficient stature and experience, will be offered two of the current seven independent Director seats on the Spur Board.

4. The Role of the Board of Spur

The Spur Board's activities do, and will continue to, include such legally dictated responsibilities as Corporate Governance,

Auditing Oversight, Environment, Health and Safety, Corporate Strategy, Succession Planning of the Board and of Spur's senior management, reviewing the performance of the Spur CEO etc.

The Board will have the following committees each headed by a Chairman:

- Corporate Governance and Nominations
- Audit
- Human Resources and Compensation
- Environment, Health and Safety

The Spur Board will operate in a harmonious and collegial fashion preferring unanimous decisions as Spur progresses its strategy to grow its fertilizer business in China and raise capital by way of equity or debt in capital markets in Canada, China and other countries.

The following examples are items which require approval by the Spur Board:

- The long-term strategy of the Corporation
- The annual budget of the Corporation
- The annual audited and interim financial statements of the Corporation
- Raising of capital either as equity or as debt
- Approval of granting of stock options, compensation of directors, material agreements
- A merger or acquisition which has a material impact on the Corporation.

5. The Merger Process

A Merger team led by Messrs. Rennie (CEO of Spur) and Wu (President of the International Fertilizer Industry Association) and chaired by John Van Brunt (Vice Chairman of the Spur Board) will define the key leadership positions of Spur China, their roles and responsibilities and the organizational structure by working with a designated integration team which represents both Spur and Tianren.

In the case where two candidates are eligible for one leadership position, it is this team's responsibility to ensure that the most qualified candidate is chosen.

6. Corporate Structure

The final corporate structure of Spur China will be approved by the Spur Board based on the recommendations of the Merger team. The corporate structure of Spur will continue to include a Chief Executive Officer, Chief Financial Officer, Legal Counsel and Corporate Secretary, and will add a President for China Operations.

7. Stock Options

New Spur directors appointed pursuant to this Agreement will each receive 200,000 options to purchase Spur shares to be vested 25% each year in accordance with the current policies of Spur for its directors and Spur's stock option plan.

8. Voting Restrictions

Tianren agrees that a sufficient number of the Spur Shares issued in connection with Phase One of the Merger will be subject to voting restrictions such that not more than 19.9% of the Spur Shares issued in connection with these transactions will be entitled to vote at any meeting of Spur shareholders. Tianren will enter into a non-voting agreement for this purpose with Spur's transfer agent. As the issued capital of Spur increases, Spur Shares will be released from the voting agreement so that at any one time not more than 19.9% of the Spur Shares issued to Tianren are subject to voting restriction.

Spur confirms that save in respect of the voting restrictions provided in this Section and the resale restrictions set forth in Section 2 of this Agreement, Tianren will have the same rights in respect of the Spur Shares as other holders of Spur

9. TSXV Approval

Spur will apply to the TSXV for approval of the transactions and issuances of shares contemplated by this Agreement upon the signing by both parties of this Agreement and will use its reasonable best efforts to obtain the required approval of the TSXV. The TSXV will require information respecting the transactions contemplated by this Agreement, including information regarding Tianren, the shareholders of Tianren, the Tianren Equity Holdings, audited financial statements and

unaudited financial statements reconciled to Canadian Generally Accepted Accounting Principles for each of the Four Companies, personal information forms for the new directors and new officer of Spur, and suitable evidence of value of the Tianren Equity Holdings. The TSXV may require approval of the shareholders of Spur and legal opinions respecting each of the Four Companies and the purchase by Spur of the Tianren Equity Holdings. Tianren will cooperate in obtaining and providing in a timely manner all information required by the TSXV.

10. Conditions

Completion of Phase One of the Merger is subject to the following conditions ("Conditions") being satisfied:

1. Completion of due diligence by both parties on or before November 30, 2005 and each party, acting reasonably, is satisfied in all material respects with the results of its due diligence reviews.

2. Spur is fully satisfied that, as at the closing date of the Merger (the "Closing"):

   (i) Tianren has full power and authority to enter into this Agreement and complete the transactions herein,

   (ii) Tianren is the legal and beneficial owner of the Tianren Equity Holdings and is recorded on the

records of the Four Companies as the owner thereof,

(iii) the equity interestsof each company comprised in the Four Companies rank equally with all other equity interests comprised in said company in all respects including voting rights, payment of dividends, return of capital, distribution of profits and dissolution or winding-up of the said company,

(iv) the names of all shareholders, partners or other parties other than Tianren who hold equity interests or other security interests in the Four Companies are as set forth in Appendix "B",

(v) the names of the shareholders, partners or other parties of Tianren who hold equity interests or other security interests in Tianren are as set forth in Appendix "C", and

(vi) all required approvals of the shareholders of Tianren and board of directors of Tianren shall have been obtained with respect to execution, delivery and performance of this Agreement, other agreements and documents contemplated hereby and the transactions contemplated hereunder, in accordance with Chinese law,

(vii) the Tianren Equity Holdings will be transferred to Spur at Closing free and clear of any and all claims, demands, encumbrances, mortgages, pledges, security interests, hypothecations, pre-emptive rights, adverse claims, charges, liabilities, liens or other restrictions on legal or beneficial title;

(viii) each of Tianren and the Four Companies is a company duly incorporated, organized, validly existing and in good standing under the laws of China,

(ix) all applicable waivers, consents and approvals which are required or advisable for the purpose of completing the transactions contemplated by this Agreement shall have been obtained, including (1) from central, provincial, municipal, departmental or other government and regulatory bodies; and (2) from all parties whose waiver, consent or approval is required under any contract, agreement or understanding with Tianren, management of Tianren, equity holders of Tianren, the Four Companies, equity holders of or partners in the Four Companies other than Tianren, any creditors of Tianren or the Four Companies, and any subsidiaries or operating entities of the Four Companies,

(x) all the assets or interests of each of the Four Companies are in good standing and all payments, taxes and other obligations with respect thereto are up to date,

(xi) there is no shareholder, joint venture, management or other agreement or contractual arrangement or provision in respect to the Tianren Equity Holdings or the Four Companies that will unduly restrict or adversely affect the ownership or operation of the Tianren Equity Holdings and the Four Companies

by Spur or Spur China upon completion of the Merger,

(xii) there is no right of purchase or right of first refusal in favour of other parties and no government restriction or other restriction or impediment of any kind which would prevent or adversely affect the sale of the Tianren Equity Holdings by Tianren to Spur or prevent or restrict Spur from acquiring the Tianren Equity Holdings or prevent or adversely affect the exercise by Spur of full rights of ownership of the Tianren Equity Holdings,

(xiii) the audited financial statements and any unaudited interim financial statements of each of the Four Companies to be provided pursuant to this Agreement shall be true and correct in every material respect, and shall be prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles and fairly reflect the financial position of each of the Four Companies as at the date of such financial statements and the results of its operations and all liabilities, indebtedness and other obligations, (whether accrued, absolute, contingent or otherwise) (collectively the "Liabilities") of each of the Four Companies for the period then ended,

(xiv) the Tianren Financial Statements are true and correct in every material respect, and are prepared in accordance with generally accepted accounting principles in China and fairly reflect Tianren's

interest in the Four Companies as at the date of such financial statements,

(xv) the aggregate short- and long-term debt of the Four Companies does not exceed 30 million RMB as of December 31, 2004 and the Four Companies are not in default under the Liabilities and the Four Companies shall not have incurred any material increase in the Liabilities since December 31, 2004,

(xvi) Tianren shall, and shall cause the Four Companies to, carry on their respective businesses in a prudent business-like manner and in the ordinary course between the date of this Agreement and the Closing,

(xvii) Tianren shall not, and shall cause the Four Companies not to, agree or take steps to sell, donate, merge, take public, or otherwise dispose of the Tianren Equity Holdings or the assets and operations of the Four Companies and the Subsidiary Group, except as contemplated by this Agreement, without the prior written consent of Spur,

(xviii) the Tianren Equity Holdings and Tianren's percentage ownership in the Four Companies are accurately set forth in the table under the heading Phase One in this Agreement,

(xix) execution, delivery and performance of this Agreement will not result in any obligation for severance, buyout or other compensation or

penalty being payable by Spur, Spur China or the Four Companies,

(xx) there are no pending or threatened legal actions, suits, claims, complaints, notices of dispute, or pending or threatened investigations by regulatory authorities, with respect to any matter including contracts, commitments, regulatory issues, environmental laws and or requirements for reclamation relating either to Tianren, the Tianren Equity Holdings or the Four Companies,

(xxi) there are no material contractual or other obligations of Tianren or the Four Companies which would negatively impact the operations of any of the Four Companies and the Four Companies are not in breach in any material respect of any contract or obligation,

(xxii) all existing contracts, agreements and arrangements, whether written or oral, of the Four Companies (including the Subsidiary Group) including those contracts, agreements and arrangements (1) with management, employees, independent agents, wholesalers and traders (2) involving the marketing, sale, purchase and supply of raw materials, and (3) respecting marketing, sale, purchase and supply of any kind with fertilizer producers, will continue to be in effect and enforceable by Spur or Spur China after the Closing,

(xxiii) employment, confidentiality and non-competition agreements in form satisfactory to

Spur, shall have been entered into by the Proposed Management and other key employees of Tianren designated by Spur as employees of Spur China as described under the heading "Merger Process",

(xxiv) no material adverse change has occurred prior to Closing in the Tianren Equity Holdings or in the assets, liabilities, obligations, business, results of operations, financial condition, prospective results of operations or prospective financial condition of the Four Companies, including that no material adverse change has occurred prior to Closing from the information respecting the Four Companies disclosed in the Tianren Financial Statements.

3. Tianren is satisfied that:

(i) Spur has full power and authority to enter into this Agreement and complete the transactions hereunder,

(ii) the person signing this Agreement on behalf of Spur has been duly authorized by the board of directors of Spur to execute this Agreement on Spur's behalf,

(iii) the Spur Shares being issued pursuant to the Agreement at Closing are properly issued, fully paid and non-assessable,

(iv) Spur is listed on the TSXV and is in material compliance with applicable securities laws,

(v) no material adverse change in Spur has occurred prior to the Closing.

4. Receipt of all required approvals of the TSXV respecting the Merger including approval of the Spur Shares to be issued as described under "Spur Shares" and the appointment of two new directors and one new officer nominated by Tianren.

5. Confirmation of the availability of an exemption under applicable securities legislation for the issuance of the Spur Shares pursuant to this Agreement.

6. Completion of Phase One of the Merger on or before November 30, 2005 unless otherwise extended by agreement of the parties.

11. Timing

The parties agree that this Agreement represents a significant event for Spur as a publicly traded company and as such, has already been approved by the Boards of Directors of each of Spur and Tianren as well as the Tianren Shareholders.

12. Public Announcements

Under Canadian securities law, a public announcement providing disclosure of material facts relating to the transactions referred to in this Agreement will be issued by Spur immediately upon signing of this Agreement. The parties acknowledge that Spur will make further public announcements regarding these

transactions in accordance with applicable securities laws and stock exchange requirements and as may be advised by Spur's counsel.

13. Due Diligence

Spur and Tianren will reciprocally permit their designated representatives and advisors, at all reasonable times, to have access to their respective premises, properties, books, records, management and their auditors and legal counsels, and will provide Spur and Tianren and their representatives and advisors with such legal, financial and operating data and other information regarding their businesses and properties as Spur and Tianren may from time to time reasonably request and without limiting the foregoing, Spur shall require YMC and YSC to provide full disclosure to Tianren and Tianren shall require each of the Four Companies to provide full disclosure to Spur for the purposes of this paragraph. Spur and Tianren agree to act in good faith and to use their reasonable best efforts to complete such due diligence as quickly as reasonably possible following the date hereof.

Tianren acknowledges that Spur through YMC is the legal owner of the Mining Licenses for the Dianziping and Shukongping deposits now in the process of being transferred from YPCC to YMC and that, if not completed by the Closing such non-completion does not and will not constitute a default, breach or non-performance under this Agreement on the part of Spur.

14. Confidentiality

Each of the parties agrees that this Agreement, the terms contained herein and all information exchanged pursuant to this Agreement are highly confidential and agrees not to disclose the existence of this Agreement, any of its terms, the fact that discussions are taking place or any information that is exchanged pursuant to this Agreement, except as required by applicable securities laws, without the prior written consent of the other party hereto based on seven days prior notice, such consent not to be unreasonably withheld or except to its respective directors, senior officers, legal counsel and advisors on a need-to-know basis (it being a pre-condition of disclosure that such person agrees to be bound by this provision and that the subject party will be responsible for any breach or threatened breach of this provision by any such person). The term "person" as used in this Agreement will be interpreted broadly to include, without limitation, any corporation, company, partnership, trust, limited partnership, unincorporated organization or individual.

15. Costs of Agreement

The parties shall be responsible for their own expenses or costs concerning the performance of this Agreement.

16. Binding Nature

This Agreement is, upon the signing of this Agreement, a legally binding commitment of the parties hereto and their successors

and permitted assigns subject only to compliance by both parties with the terms and conditions of this Agreement. The parties will, acting reasonably and in good faith, negotiate and settle the terms of a definitive agreement ("Definitive Agreement") for execution on or before November 30, 2005 or such other date as may be mutually agreed upon reflecting the above terms and conditions and containing standard representations, warranties and covenants, and closing conditions. Upon execution, the Definitive Agreement will supersede this Agreement.

17. Closing

The Closing of the Merger will be at the offices of DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada at 10:00 a.m. (Vancouver Time) on the second business day after completion of all conditions to the Merger including receipt of all necessary approvals (the "Closing Date"), or such other place or date as may be mutually agreed by the parties, provided it is not later than December 2, 2005. At the Closing, Spur Shares will be delivered to Tianren, the documents effecting the transfer of the Tianren Equity Holdings will be delivered to Spur and all such other documents as are required to effect the Merger or to confirm compliance with the Conditions shall be delivered to the appropriate party.

If the Conditions are not satisfied or waived by the parties to whom they are a benefit on or before the Closing Date, or any earlier date contemplated by this Agreement, this Agreement will terminate and be of no further force or effect.

18. Language

This Agreement is written in both English and Chinese, and both languages are equally authoritative.

19. Appendices

The Tianren Financial Statements, attached hereto as Appendix "A", form a part of this Agreement.

20. Governing Law

This Agreement will be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein, without resort to any conflict of law provisions.

21. Time of Essence

Time is of the essence of this Agreement.

22. Assignment

No party may assign its rights or obligations under this Agreement without the prior written consent of the parties.

23. Signatures

This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

We, the signers of this Agreement, with the full approval of the Board of Directors of Spur and the Board of Directors of Tianren, hereby agree with the terms and conditions of this Agreement cited above and will now draft the Definitive Agreement to provide for the Merger reflecting the above terms and conditions and containing standard representations, warranties and covenants, and closing conditions.

Dated this 29th day of June, 2005 in Beijing, China.

Hebei Tianren Chemical Corporation

per:

____

Zhai, Jidong, Authorized Representative

Spur Ventures Inc.

per:

____

Dr. Robert J. Rennie. Lethbridge, Alberta, Canada. CEO of Spur Ventures Inc.

APPENDIX A

Year 2004 Audited Financial Results of the Tianren "Four Companies"
First Quarter 2005 Unaudited Financial Results of the Tianren "Four Companies"

Financial Summary of Tianren's Four Companies YE 2004

	Tianding Chemical		Xinjiang Tianren		Tianren Agricultural Franchise		Yichang Tianlong		TOTAL in RMB '000s		TOTAL in USD '000s	
In RMB '000s	2004	Q1 2005	2004	Q1 2005	2004	Q1 2005	2004	Q1 2005	2004	Q1 2005	2004	Q1 2005
Revenues	179,407	56,966	50,150	23,386	487,411	405,829	16,464	1,920	733,432	487,881	88,616	58,948
Cost of Good Sold	162,444	52,660	42,861	20,331	470,879	392,441	14,263	1,633	690,447	467,065	83,423	56,433
Gross Profit	16,963	4,306	7,289	3,035	16,532	13,188	2,201	287	42,985	20,816	5,194	2,515
GP %	9%	8%	15%	13%	3%	3%	13%	15%	6%	4%		
Net Income	**20,090**	**2,669**	**1,571**	**1,155**	**782**	**183**	**1,513**	**39**	**23,956**	**4,047**	**2,894**	**489**
											-	-
Cash	6,641	9,532	6,893	4,605	11,195	9,884	1,519	794	26,248	24,814	3,171	2,998
Accounts Receivables	14,469	21,175	2	79	31,196	81,478	10,986	8,682	56,652	91,424	6,845	11,048
Notes Receivables							4,000		4,000	-	483	-
Prepaid Expenses	64	30,067	10,667	4,228	57,358	58,084	8,207	9,698	76,296	102,078	9,218	12,333
Inventory	16,212	22,854	37,562	43,834	417,416	627,010	688	1,128	471,877	694,825	57,014	83,952
Net Fixed Assests	33,347	33,271	16,326	16,254	16	70	229	218	49,918	49,813	6,031	6,019
Intangible Assets	271	260	2,700	2,625					2,971	2,885	359	349
Deferred Assets			673	631			156	147	829	778	100	94
Total Assets	**76,098**	**121,505**	**79,189**	**76,633**	**517,596**	**761,350**	**25,946**	**21,485**	**698,830**	**980,973**	**84,435**	**118,525**
Accounts Payable	3,936	17,894	10,859	21,522	201,572	603,532	3,072	17	219,439	642,965	26,513	77,686
Other Accounts Payable	6,056	36,492	1,237	2,309	7,852	16,738	1,004	43	15,949	55,582	1,927	6,716
Customer Advance	4,935	6,196	25,368	8,001	286,981	119,839			317,285	134,036	38,336	16,195
Dividend Payable	19,000	16,896							19,000	16,898	2,296	2,041
Debt	15,000	15,000	10,000	13,000			-		25,000	28,000	3,021	3,383
Notes Payable			5,000	5,000					5,000	5,000	604	604
Total Liabilities	**52,297**	**95,034**	**52,618**	**50,156**	**496,814**	**740,385**	**4,433**	**(67)**	**605,163**	**885,509**	**73,239**	**106,991**
Capital	20,000	20,000	25,000	25,000	20,000	20,000	20,000	20,000	85,000	85,000	10,270	10,270
Retained Earnings	636	3,306	1,336	1,241	665	848	1,286	1,286	3,923	6,880	474	807
Total Shareholders' Equity	**23,801**	**26,471**	**26,571**	**26,476**	**20,782**	**20,965**	**21,513**	**21,552**	**92,667**	**95,464**	**11,196**	**11,534**
Cash flowfrom Operation	59,778		(8,619)		(3,789)		(18,041)		24,329	-	2,939	-
Cash flowfrom Investing	(6,097)		(8,122)		(16)		(440)		(14,674)	-	(1,773)	-
Cash flowfrom Financing	(48,044)		14,462		20,000		20,000		6,418	-	776	-
Net Cash Flow	**5,637**	-	**(2,279)**		**11,195**	-	**1,519**		**16,073**		**1,942**	-

APPENDIX B
LIST OF SHAREHOLDERS AND PARTNERS OF THE FOUR COMPANIES

Tianding Chemical Company, Qinhangdao, Hebei Province

Shareholder	Paid-in Capital(in RMB millions)	Percentage%
Hebei Tianren Chemical Corporation	15.000	75.000
Hong Kong Jinshi Investment Company	4.173	20.865
LOW LAI CHEE	0.827	4.135
Total	20.000	100.000

Xinjiang Tianren Chemicals Ltd, Xinjiang Province

Shareholder	Paid-in Capital(in RMB millions)	Percentage%
Hebei Tianren Chemical Corporation	12.75	51.00
Xinjiang Xinhua Chemical Company	5.45	21.80
Li Geping	0.7884	3.1536
Jia Enli	0.907	3.628
Wu Heping	0.748	2.992
Dai Guoqing	0.8221	3.2884
Huang Xuezhong	1.004	4.016
Chen Dinghua	1.195	4.780
Wang Peng	1.3355	5.342
Total	25.000	100.00

Hubei Yichang Tianlong Industry Company, Hubei Province

Shareholder	Paid-in Capital(in RMB millions)	Percentage%
Hebei Tianren Chemical Corporation	12	60
Yichang Zhilong Construction Company	8	40
Total	20	100

Tianren Agricultural Franchise Company

Shareholder	Paid-in Capital(in RMB millions)	Percentage%
Hebei Tianren Chemical Corporation	16	80
Tianding Chemical Company Qinhangdao	4	20
Total	20	100

APPENDIX C
LIST OF SHAREHOLDERS AND PARTNERS OF TIANREN

Shareholder	**Number of Shares(in RMB millions)**	**Percentage**
Cheng Zhiguang	30	23.08%
Wang Weimin	20	15.38%
Wang Yanting	20	15.38%
Zhang Bingyin	15	11.54%
Wang Zhenjiang	15	11.54%
Qi Congsheng	15	11.54%
Zhao Shimin	15	11.54%
Total	130	100.00%